UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

KALTURA, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

483467 106
(CUSIP Number)

Matthew D. Jones
K1 Investment Management, LLC
875 Manhattan Beach Blvd.
Manhattan Beach, CA 90266
(424) 282-4320
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483467 106	13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS
Classroom Aggregator, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,381,715

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,381,715

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,381,715

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
The percentage set forth above is calculated based on 136,410,870 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed on May 9, 2023.

CUSIP No. 483467 106	13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS
K5 Private Investors, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,381,715

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,381,715

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,381,715

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.4%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
The percentage set forth above is calculated based on 136,410,870 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed on May 9, 2023.

The Schedule 13D filed with the Securities and Exchange Commission on July 28, 2022 (the “Initial 13D”) by Classroom Aggregator, LLC and K5 Private Investors, L.P. (each, a “Reporting Person,” and collectively, the “Reporting Persons”) with respect to the shares of common stock, par value $0.0001 per share (“Common Stock”) of Kaltura, Inc., a Delaware corporation (the “Issuer”), is hereby amended as set forth below (the “13D/A”). Capitalized terms not defined herein have the meanings ascribed to them in the Initial 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented with the addition of the following paragraphs at the end thereof:

Between June 23, 2023 and July 28, 2023, Classroom Aggregator sold in the aggregate 1,372,761 shares of Common Stock (collectively, the “Transactions”). The Transactions were comprised of various open market transactions at prices that ranged from $2.010 to $2.250 per share, inclusive. See Schedule I for additional information.  The proceeds of the Transactions were returned to the working capital of the Reporting Persons.

On July 28, 2022, Panopto, Inc., a Delaware corporation controlled by the Reporting Persons (“Panopto”), delivered a letter to the board of directors of the Issuer (the “Board”), which contained a proposal (the “Proposal”) to acquire all of the outstanding Common Stock of the Issuer not owned by the Reporting Persons for a price of $3.00 per share of Common Stock in cash (the “Proposed Transaction”).  On August 8, 2022, the Issuer issued a press release and filed a Form 8-K announcing the Issuer’s adoption of a Limited Duration Stockholder Rights Plan in response to the Proposal by the Reporting Persons. On September 2, 2022, the Issuer issued a press release that the Board had determined that the Proposed Transaction was not in the best interest of the Issuer’s shareholders and rejected the Proposal.

The Reporting Persons continue to engage in discussions with the Board and/or members of the Issuer’s management team concerning the possibility of future negotiations in connection with an acquisition of all or a controlling stake of the Issuer’s Common Stock or other strategic combination. However, as of the date hereof, no additional proposal has been submitted to the Board by Panopto or the Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Initial 13D are hereby amended and restated in their entirety as follows:

(a) The following information is as of the date hereof and assumes there are 136,410,870 shares of Common Stock of the Issuer issued and outstanding as of May 1, 2023, as reported in the Issuer’s Form 10-Q filed on May 9, 2023.

Classroom Aggregator is the direct beneficial owner of 7,381,715 shares of Common Stock. The Common Stock held by Classroom Aggregator represents approximately 5.4% of the Common Stock outstanding as of the date of this Statement. K5 Private Investors may be deemed the indirect beneficial owner of the 7,381,715 shares of Common Stock directly held by Classroom Aggregator.

The filing of this Statement shall not be construed as an admission by either of the Reporting Persons or by K1 or K5 Capital that, for the purpose of Section 13(d) or 13(g) of the Exchange Act, any of the foregoing is the beneficial owner of any securities covered by this Statement.

(b) By virtue of the relationship among the Reporting Persons described in Item 2, each such Reporting Person may be deemed to share the power to vote or direct the vote and to share the power to dispose of or direct the disposition of the 7,381,715 shares of Common Stock as set forth in rows 7 through 13 of the cover pages of this Statement.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule I hereto and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2023
CLASSROOM AGGREGATOR, LLC

	By:	/s/ George Mansour
	Name:	George Mansour
	Its:	President

K5 PRIVATE INVESTORS, L.P.

	By:	K5 Capital Advisors, L.P.
	Its:	General Partner

	By:	K1 Investment Management, LLC
	Its:	General Partner

	By:	/s/ R. Neil Malik
	Name:	R. Neil Malik
	Its:	Managing Member

[Signature Page to Schedule 13D/A]

Schedule I

TRANSACTIONS IN SHARES OF COMMON STOCK BY THE REPORTING PERSONS

The following table sets forth all transactions in the shares of Common Stock effected by each of the Reporting Persons in the past sixty days.  All such transactions were sales of shares of Common Stock effected in the open market, and the table is exclusive of commissions paid in per share prices. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the stated price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Reporting Person	Shares Sold	Price Range ($)	Price Per Share ($)
7/28/2023	Classroom Aggregator	20,598	2.010 – 2.020	2.010
7/27/2023	Classroom Aggregator	27,205	2.010 – 2.070	2.016
7/26/2023	Classroom Aggregator	400	2.050	2.050
7/25/2023	Classroom Aggregator	4,942	2.050 – 2.100	2.077
7/24/2023	Classroom Aggregator	35,754	2.050 – 2.100	2.086
7/21/2023	Classroom Aggregator	21,343	2.050 – 2.070	2.057
7/19/2023	Classroom Aggregator	14,167	2.080 – 2.090	2.082
7/14/2023	Classroom Aggregator	29,485	2.100 – 2.160	2.117
7/13/2023	Classroom Aggregator	63,708	2.115 – 2.160	2.143
7/12/2023	Classroom Aggregator	55,412	2.145 – 2.230	2.199
7/10/2023	Classroom Aggregator	117,064	2.150 – 2.250	2.199
7/7/2023	Classroom Aggregator	108,505	2.145 – 2.195	2.166
7/6/2023	Classroom Aggregator	59,482	2.105 – 2.150	2.120
7/5/2023	Classroom Aggregator	69,757	2.125 – 2.135	2.150
7/3/2023	Classroom Aggregator	80,288	2.125 – 2.170	2.139
6/30/2023	Classroom Aggregator	78,237	2.105 – 2.160	2.120
6/29/2023	Classroom Aggregator	29,141	2.100 – 2.150	2.111
6/28/2023	Classroom Aggregator	141,890	2.125 – 2.150	2.137
6/27/2023	Classroom Aggregator	96,522	2.150 – 2.160	2.151
6/26/2023	Classroom Aggregator	51,717	2.150 – 2.160	2.151
6/23/2023	Classroom Aggregator	267,144	2.100 – 2.165	2.103
Total		1,372,761	2.010 – 2.250	2.133